SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011
(Dollars in thousands)

		Three Months Ended September 30, 2011	Nine Months Ended September 30, 2011

Earnings
	Pre-tax net income	$2,344	$5,678
	Add:
	Fixed charges	7,627	22,733
	Earnings, as adjusted	$9,971	$28,411

Fixed charges
	Interest expensed and capitalized	$7,624	$22,726
	Amortized premiums, discounts and capitalized expenses related to indebtedness	(4)	(8)
	Estimate of interest within rental expense	7	18
	Fixed charges, as adjusted	$7,627	$22,733

	Ratio of earnings to fixed charges	1.31	1.25